UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

      --------------------------------------------------------------------

                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.     )


                           PACKARD BIOSCIENCE COMPANY
                                (Name of Issuer)

                    Common Stock, $0.002 par value per share
                         (Title of Class of Securities)

                                    695172205
                                 (CUSIP Number)

                                 April 26, 2000
            (Date of Event Which Requires Filing of this Statement)







    Check the appropriate box to designate the rule pursuant to which this
    Schedule is filed:

    [ ]  Rule 13d-1(b)
    [ ]  Rule 13d-1(c)
    [X]  Rule 13d-1(d)
      --------------------------------------------------------------------

CUSIP No. 695172205

(1)   Name of Reporting Person
      Stonington Capital Appreciation 1994 Fund, L.P.
      --------------------------------------------------------------------------
      I.R.S. Identification No. of Above Person


(2)   Check the Appropriate Box if a Member of Group (See Instructions)

[ ]   (a)
            --------------------------------------------------------------------
[ ]   (b)
            --------------------------------------------------------------------

(3)   SEC Use Only
                   -------------------------------------------------------------

(4)   Citizenship or Place of Organization  Delaware
                                            ------------------------------------

      Number of    (5)   Sole Voting Power  32,022,480 (see Item 4(a))
                                          --------------------------------------
      Shares
                         -------------------------------------------------------
      Beneficially (6)   Shared Voting Power  8,191,822 (see Item 4(a))
                                            ------------------------------------
      Owned by
                         -------------------------------------------------------
      Each         (7)   Sole Dispositive Power  30,898,890 (see Item 4(a))
                                               ---------------------------------
      Reporting
                         -------------------------------------------------------
      Person       (8)   Shared Dispositive Power  2,496,620 (see Item 4(a))
                                                 -------------------------------
      With
                        --------------------------------------------------------

      (9) Aggregate Amount Beneficially Owned by Each Reporting Person 40,214,302 (see Item 4(a))
            --------------------------------------------------------------------

      (10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

            --------------------------------------------------------------------

      (11)  Percent of Class Represented by Amount in Row (9)
              59.4%
            --------------------------------------------------------------------

      (12)  Type of Reporting Person (See Instructions)
            PN
            ------------------------------------------------------------------





                               Page 2 of 11 Pages

CUSIP No. 695172205

(1)   Name of Reporting Person
      Stonington Partners, Inc.
      ------------------------------------------------------------------------
      S.S. or I.R.S. Identification No. of Above Person


(2)   Check the Appropriate Box if a Member of Group (See Instructions)

[ ]   (a)
            --------------------------------------------------------------------
[ ]   (b)
            --------------------------------------------------------------------

(3)   SEC Use Only
                   -------------------------------------------------------------

(4)   Citizenship or Place of Organization  Delaware
                                            ------------------------------------

      Number of    (5)   Sole Voting Power  32,022,480 (see Item 4(a))
                                          --------------------------------------
      Shares
                         -------------------------------------------------------
      Beneficially (6)   Shared Voting Power  8,191,822 (see Item 4(a))
                                            ------------------------------------
      Owned by
                         -------------------------------------------------------
      Each         (7)   Sole Dispositive Power  30,898,890 (see Item 4(a))
                                               ---------------------------------
      Reporting
                         -------------------------------------------------------
      Person       (8)   Shared Dispositive Power  2,496,620 (see Item 4(a))
                                                 -------------------------------
      With
                        --------------------------------------------------------

      (9) Aggregate Amount Beneficially Owned by Each Reporting Person 40,214,302 (see Item 4(a))
            --------------------------------------------------------------------

      (10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

            --------------------------------------------------------------------

      (11)  Percent of Class Represented by Amount in Row (9)
              59.4%
            --------------------------------------------------------------------

      (12)  Type of Reporting Person (See Instructions)
            CO
            ------------------------------------------------------------------





                               Page 3 of 11 Pages

CUSIP No. 695172205

(1)   Name of Reporting Person
      Stonington Partners, L.P.
      ------------------------------------------------------------------------
      S.S. or I.R.S. Identification No. of Above Person

      ------------------------------------------------------------------------

(2)   Check the Appropriate Box if a Member of Group (See Instructions)

[ ]   (a)
            --------------------------------------------------------------------
[ ]   (b)
            --------------------------------------------------------------------

(3)   SEC Use Only
                   -------------------------------------------------------------

(4)   Citizenship or Place of Organization  Delaware
                                            ------------------------------------

      Number of    (5)   Sole Voting Power  32,022,480 (see Item 4(a))
                                          --------------------------------------
      Shares
                         -------------------------------------------------------
      Beneficially (6)   Shared Voting Power  8,191,822 (see Item 4(a))
                                            ------------------------------------
      Owned by
                         -------------------------------------------------------
      Each         (7)   Sole Dispositive Power  30,898,890 (see Item 4(a))
                                               ---------------------------------
      Reporting
                         -------------------------------------------------------
      Person       (8)   Shared Dispositive Power  2,496,620 (see Item 4(a))
                                                 -------------------------------
      With
                        --------------------------------------------------------

      (9) Aggregate Amount Beneficially Owned by Each Reporting Person 40,214,302 (see Item 4(a))
            --------------------------------------------------------------------

      (10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

            --------------------------------------------------------------------

      (11)  Percent of Class Represented by Amount in Row (9)
              59.4%
            --------------------------------------------------------------------

      (12)  Type of Reporting Person (See Instructions)
            PN
            ------------------------------------------------------------------





                               Page 4 of 11 Pages

CUSIP No. 695172205

(1)   Name of Reporting Person
      Stonington Partners, Inc. II
      ------------------------------------------------------------------------
      S.S. or I.R.S. Identification No. of Above Person

      ------------------------------------------------------------------------

(2)   Check the Appropriate Box if a Member of Group (See Instructions)

[ ]   (a)
            --------------------------------------------------------------------
[ ]   (b)
            --------------------------------------------------------------------

(3)   SEC Use Only
                   -------------------------------------------------------------

(4)   Citizenship or Place of Organization  Delaware
                                            ------------------------------------

      Number of    (5)   Sole Voting Power  32,022,480 (see Item 4(a))
                                          --------------------------------------
      Shares
                         -------------------------------------------------------
      Beneficially (6)   Shared Voting Power  8,191,822 (see Item 4(a))
                                            ------------------------------------
      Owned by
                         -------------------------------------------------------
      Each         (7)   Sole Dispositive Power  30,898,890 (see Item 4(a))
                                               ---------------------------------
      Reporting
                         -------------------------------------------------------
      Person       (8)   Shared Dispositive Power  2,496,620 (see Item 4(a))
                                                 -------------------------------
      With
                        --------------------------------------------------------

      (9) Aggregate Amount Beneficially Owned by Each Reporting Person 40,214,302 (see Item 4(a))
            --------------------------------------------------------------------

      (10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

            --------------------------------------------------------------------

      (11)  Percent of Class Represented by Amount in Row (9)
              59.4%
            --------------------------------------------------------------------

      (12)  Type of Reporting Person (See Instructions)
            CO
            ------------------------------------------------------------------



                               Page 5 of 11 Pages

ITEM 1.           ISSUER

                  (a)   Name of Issuer:
                        Packard BioScience Company (the "Issuer")

                  (b)   Address of Issuer's Principal Executive Offices:
                        800 Research Parkway
                        Meriden, CT  06450

ITEM 2.           PERSONS FILING

                  (a)   Name of Persons Filing:*
                        Stonington Capital Appreciation 1994 Fund, L.P. ("Stonington Fund"), Stonington Partners, L.P. ("SP"), Stonington Partners, Inc. II ("SPII") and Stonington Partners, Inc. ("Stonington").

                        (*) A joint filing agreement is attached hereto as
                        Exhibit 1.


                  (b)   Address of Principal Office:
                        c/o Stonington Partners, Inc.
                        767 Fifth Avenue, 48th Floor,
                        New York, NY 10153.

                  (c)   Citizenship:
                        Delaware.


                  (d)   Title of Class of Securities:
                        Common Stock. $0.002 par value per share.

                  (e)   CUSIP Number:
                        695172205

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK THE PERSON FILING IS A:

                  (a)   [  ]  Broker or dealer registered under section 15 of
                              the Act (15 U.S.C. 78o).
                  (b)   [  ]  Bank as defined in section 3(a)(6) of the Act
                              (15 U.S.C. 78c).
                  (c)   [  ]  Insurance company as defined in section 3(a)(19)
                              of the Act (15 U.S.C. 78c).
                  (d)   [  ]  Investment company registered under section 8 of
                              the Investment Company Act of 1940 (15 U.S.C. 80a-8).
                  (e)   [  ]  An investment adviser in accordance with
                              ss.240.13d-1(b)(1)(ii)(E).
                  (f)   [  ]  An employee benefit plan or endowment fund in
                              accordance with ss.240.13d-1(b)(1)(ii)(F).


                               Page 6 of 11 Pages

                  (g)   [  ]  A parent holding company or control person in
                              accordance with ss.240.13d-1(b)(1)(ii)(G).
                  (h)   [  ]  A savings association as defined in Section 3(b)
                              of the Federal Deposit Insurance Act
                              (12 U.S.C. 1813).
                  (i)   [  ]  A church plan that is excluded from the definition
                              of an investment company under section 3(c)(14) of the Investment Company Act of 1940
                              (15 U.S.C. 80a-3).
                  (j)   [  ]  Group, in accordance with
                              ss.240.13d-1(b)(1)(ii)(J).

                  Not Applicable

ITEM 4.           OWNERSHIP

                  (a)   Amount Beneficially Owned:
                        Stonington Fund is the record and beneficial owner of 30,898,890 shares of Common Stock of the Issuer (the "Shares"). Stonington Fund is a party to a Stockholders' Agreement, dated as of March 4, 1997 (as amended, the "Stockholders' Agreement"), with the Issuer, the Management Investors listed therein, the Non-Management Investors listed therein, KECALP Inc., Merrill Lynch KECALP L.P. 1994 (together with KECALP Inc., the "KECALP Investors"), BCP II Affiliates Fund Limited Partnership and Baird Capital Partners II Limited Partnership (together with BCP II Affiliates Fund Limited Partnership, the "Baird Investors") (the parties to Stockholders' Agreement, other than the Issuer, collectively, the "Stockholders"). Pursuant to the Stockholders' Agreement, Stonington Fund (i) has the right to direct the voting and, generally, must consent to the disposition of 1,123,590 shares of Common Stock of the Issuer beneficially owned by the KECALP Investors, (ii) must consent, generally, to the disposition of 1,373,030 shares of common stock of the Issuer beneficially owned by the Baird Investors, and
                        (iii) has the right to nominate all directors of the Issuer and, subject to applicable law, to remove any such director, and is entitled to reduce or expand the size of the board of directors and to nominate successors to all directors of the Issuer. The Management Investors and the Non-Management Investors beneficially own in the aggregate 6,818,792 shares of Common Stock of the Issuer. Accordingly, the Stockholders (other than Stonington Fund) beneficially own in the aggregate 9,315,412 shares of Common Stock of the Issuer. Stonington Fund disclaims


                               Page 7 of 11 Pages
                        beneficial ownership of the shares of Common Stock of the Issuer beneficially owned by the KECALP Investors, the Baird Investors, the Management Investors and the Non-Management Investors. Share information in this
                        Schedule 13G with respect to the Stockholders (other than Stonington Fund) has been provided by the Issuer.

                        SP is the general partner of Stonington Fund with a 1% economic interest. Except for such economic interest, SP disclaims beneficial ownership of the Shares. SP also disclaims beneficial ownership of the shares of Common Stock of the Issuer beneficially owned by the KECALP Investors, the Management Stockholders, the Non-Management Stockholders and the Baird Investors.

                        SPII is the general partner of SP, with a 1% economic interest. Except for such economic interest, SPII disclaims beneficial ownership of the Shares. SPII also disclaims beneficial ownership of the shares of Common Stock of the Issuer beneficially owned by the KECALP Investors, the Management Stockholders, the Non-Management Stockholders and the Baird Investors.

                        Pursuant to a management agreement with Stonington Fund, Stonington has full discretionary authority with respect to Stonington Fund's investments, including the authority to make and dispose of such investments. Furthermore, Stonington has a 1% economic interest in SP. Except for such economic interest, Stonington disclaims beneficial ownership of the Shares. Stonington also disclaims beneficial ownership of the shares of Common Stock of the Issuer beneficially owned by the KECALP Investors, the Management Stockholders, the Non-Management Stockholders and the Baird Investors.

                  (b)   Percent of Class:
                        See the responses to Item 11 on the attached cover pages. See Item 4(a).

                  (c)   Number of shares as to which such person has:

                        (i) Sole power to vote or to direct the vote: See the responses to Item 5 on the attached cover pages.
                        (ii) Shared power to vote or to direct the vote: See the responses to Item 6 on the attached cover pages.
                        (iii) Sole power to dispose or to direct the disposition
                              of: See the responses to Item 7 on the attached cover pages.


                               Page 8 of 11 Pages

                        (iv) Shared power to dispose or to direct the disposition of: See the responses to Item 8 on the attached cover pages.

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

            Not applicable.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

            Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

            Not applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

            See Item 4.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP

            Not Applicable.

ITEM 10.    CERTIFICATION

            Not applicable.















                               Page 9 of 11 Pages

                                    SIGNATURE

            After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2001



                                    STONINGTON CAPITAL
                                      APPRECIATION 1994 FUND, L.P.
                                    By:  Stonington Partners, L.P.,
                                          its general partner
                                    By:  Stonington Partners, Inc. II,
                                          its general partner


                                    By:   /s/ Alexis P. Michas
                                        --------------------------
                                    Name:  Alexis P. Michas
                                    Title: Managing Partner


                                    STONINGTON PARTNERS, L.P.
                                    By:  Stonington Partners, Inc. II,
                                          its general partner


                                    By:   /s/ Alexis P. Michas
                                        --------------------------
                                    Name:  Alexis P. Michas
                                    Title: Managing Partner


                                    STONINGTON PARTNERS, INC. II


                                    By:   /s/Alexis P. Michas
                                        --------------------------
                                    Name:  Alexis P. Michas
                                    Title: Managing Partner

                                    STONINGTON PARTNERS, INC.


                                    By:   /s/Alexis P. Michas
                                        --------------------------
                                    Name:  Alexis P. Michas
                                    Title: Managing Partner


                               Page 10 of 11 Pages

                             JOINT FILING AGREEMENT

      In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing of a statement on
Schedule 13G (including any and all amendments thereto) (the "Statement") with respect to the shares of Common Stock, par value $0.002 per share of Packard BioScience Company and further agree to the filing of this Agreement as an Exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to the Statement.

Dated:  February 9, 2001

                              STONINGTON CAPITAL APPRECIATION 1994
                                    FUND, L.P.
                              By:  Stonington Partners, L.P., its general
partner
                              By:  Stonington Partners, Inc. II, its general
partner


                              By:  /s/ Alexis P. Michas
                                 ------------------------------------------
                              Name:  Alexis P. Michas
                              Title: Managing Partner

                              STONINGTON PARTNERS, L.P.
                              By: Stonington Partners, Inc. II, its general partner


                              By:  /s/ Alexis P. Michas
                                 ------------------------------------------
                              Name:  Alexis P. Michas
                              Title: Managing Partner

                              STONINGTON PARTNERS, INC. II


                              By:  /s/ Alexis P. Michas
                                 ------------------------------------------
                              Name:  Alexis P. Michas
                              Title: Managing Partner

                              STONINGTON PARTNERS, INC.


                              By:  /s/ Alexis P. Michas
                                 ------------------------------------------
                              Name:  Alexis P. Michas
                              Title: Managing Partner


                               Page 11 of 11 Pages